As filed with the Securities and Exchange Commission on August 28, 2019

1933 Act File No. 333-221829

1940 Act File No. 811-23314

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

(Check appropriate box or boxes)

[X]	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[ ]	Pre-Effective Amendment No.
[X]	Post-Effective Amendment No. 6

and

[X]	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
[X]	Amendment No. 10

PIMCO Flexible Municipal Income Fund

(Exact Name of Registrant as Specified in Charter)

1633 Broadway

New York, New York 10019

(Address of Principal Executive Offices)

(Number, Street, City, State, Zip Code)

(844) 312-2113

(Registrant’s Telephone Number, including Area Code)

Ryan G. Leshaw

c/o Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

(Name and Address (Number, Street, City, State, Zip Code) of Agent for Service)

Copies of Communications to:

David C. Sullivan, Esq. Ropes & Gray LLP Prudential Tower, 800 Boylston Street Boston, Massachusetts 02199	Douglas P. Dick, Esq. Adam T. Teufel, Esq. Dechert LLP 1900 K Street, N.W. Washington, D.C. 20006

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

This post-effective amendment will become effective immediately pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File Nos. 333-221829 and 811-23314) of PIMCO Flexible Municipal Income Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 6 consists only of a facing page, this explanatory note, Part C of the Registration Statement and exhibit k.3 filed pursuant to Item 25 of the Registration Statement. This Post-Effective Amendment No. 6 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 6 shall become effective immediately upon filing with the Securities and Exchange Commission. Parts A and B of the Registration Statement are hereby incorporated by reference.

PART C—OTHER INFORMATION

Item 25: Financial Statements and Exhibits

1.	Financial Statements:

The Registrant is newly organized and has not commenced operations prior to December 31, 2018, other than in connection with its organization. Financial Statements indicating that the Registrant has met the net worth requirements of Section 14(a) of the 1940 Act are filed herewith as part of the Statement of Additional Information.

2.	Exhibits:
a.	Second Amended and Restated Agreement and Declaration of Trust dated August 23, 2018.[4]
b.	Amended and Restated Bylaws of Registrant dated June 17, 2019.[8]
c.	None.
d.1	Article III (Shares) and Article V (Shareholders’ Voting Powers and Meetings) of the Amended and Restated Agreement and Declaration of Trust.[1]
d.2	Article 10 (Shareholders’ Voting Powers and Meetings) of the Amended and Restated Bylaws of Registrant, filed as part of Exhibit b.[8]
d.3	Form of Share Certificate of the Common Shares.[1]
e.	Dividend Reinvestment Plan.[1]
f.	None.
g.	Amended and Restated Investment Management Agreement between Registrant and Pacific Investment Management Company LLC (“PIMCO”) dated March 21, 2018.[1]
h.1	Amended and Restated Distribution Contract between Registrant and PIMCO Investments LLC dated March 21, 2018.[4]
h.2	Amendment No. 1 to Amended and Restated Distribution Contract dated June 14, 2018.[4]
h.3	Amendment No. 2 to Amended and Restated Distribution Contract dated September 25, 2018.[4]
h.4	Amendment No. 3 to Amended and Restated Distribution Contract dated June 18, 2019.[8]
h.5	Form of Sales Agreement.[1]
h.6	Form of Addendum to Sales Agreement.[8]
h.7	Form of Amendment to the Form of Addendum to Sales Agreement.[8]
i.	None.
j.1	Custody and Investment Accounting Agreement between Registrant and State Street Bank and Trust Company (“State Street”) dated January 1, 2000 and amendments thereto.[1]
j.2	Supplement to Custody and Investment Accounting Agreement between Registrant and State Street dated as of January 1, 2000.[1]
j.3	Custody Agreement between PIMCO and UMB Bank, n.a. dated February 15, 2017.[1]
j.4	Amendment No. 1 to Custody Agreement between PIMCO and UMB Bank, n.a. dated July 13, 2018.[3]
k.1	Agency Agreement between Registrant and DST Systems, Inc.[1]
k.2	Adoption Agreement among Registrant, PIMCO, and DST Systems, Inc.[1]
k.3	Second Amended and Restated Expense Limitation Agreement between Registrant and PIMCO dated September 25, 2018.*
k.4	Amended and Restated Sub-Administration Agreement between PIMCO, on behalf of Registrant, and State Street dated July 2, 2007.[1]
k.5	Seventh Amendment to Amended and Restated Sub-Administration Agreement between PIMCO, on behalf of Registrant, and State Street.[1]
k.6	Amended and Restated Distribution and Servicing Plan for Class A and Class A-2 Shares dated September 25, 2018.[4]
k.7	Amended and Restated Distribution and Servicing Plan for Class A-1 and Class A-3 Shares dated June 18, 2019.[8]
k.8	Second Amended and Restated Multi-Class Plan dated June 18, 2019.[8]
k.9	Amended and Restated Management Fee Waiver Agreement between Registrant and PIMCO dated June 28, 2019.[8]
l.	Opinion and consent of Ropes & Gray LLP.[2]

m.	None.
n.	Consent of Registrant’s independent registered public accounting firm.[8]
o.	None.
p.	Subscription Agreement between Registrant and Allianz Asset Management of America L.P.[2]
q.	None.
r.1	Code of Ethics of Registrant.[1]
r.2	Code of Ethics of Pacific Investment Management Company LLC and PIMCO Investment LLC.[8]
r.3	Code of Ethics Pursuant to Section 406 of the Sarbanes-Oxley Act of 2002 for Principal Executive and Senior Financial Officers.[8]
s.1	Powers of Attorney for Deborah A. DeCotis, Bradford K. Gallagher, James A. Jacobson, Hans W. Kertess, John C. Maney, William B. Ogden, IV, Alan Rappaport, David N. Fisher and Sarah E. Cogan.[7]
s.2	Power of Attorney for Eric D. Johnson.[7]
s.3	Power of Attorney for Bradley A. Todd.[7]
s.4	Certified resolution of the Fund.[6]

1	Filed as an exhibit to the Fund’s Pre-Effective Amendment No. 1 to the Fund’s initial Registration Statement on Form N-2, Registration Nos. 333-221829 and 811-23314 (filed May 2, 2018)
2	Filed as an exhibit to the Fund’s Pre-Effective Amendment No. 2 to the Fund’s initial Registration Statement on Form N-2, Registration Nos. 333-221829 and 811-23314 (filed June 29, 2018)
3	Filed as an exhibit to the Fund’s Pre-Effective Amendment No. 4 to the Fund’s initial Registration Statement on Form N-2, Registration Nos. 333-221829 and 811-23314 (filed July 18, 2018)
4	Filed as an exhibit to the Fund’s Post-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2, Registration Nos. 333-221829 and 811-23314 (filed November 2, 2018)
5	Filed as an exhibit to the Fund’s Post-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2, Registration Nos. 333-221829 and 811-23314 (filed November 29, 2018)
6	Filed as an exhibit to the Fund’s Post-Effective Amendment No. 3 to the Fund’s Registration Statement on Form N-2, Registration Nos. 333-221829 and 811-23314 (filed May 2, 2019)
7	Filed as an exhibit to the Fund’s Post-Effective Amendment No. 4 to the Fund’s Registration Statement on Form N-2, Registration Nos. 333-221829 and 811-23314 (filed June 28, 2019)
8	Filed as an exhibit to the Fund’s Post-Effective Amendment No. 5 to the Fund’s Registration Statement on Form N-2, Registration Nos. 333-221829 and 811-23314 (filed August 28, 2019)
*	Filed herewith

Item 26: Marketing Arrangements

See Amendment No. 3 to the Amended and Restated Distribution Contract, filed herewith.

Item 27: Other Expenses of Issuance and Distribution

Not applicable.

Item 28: Persons Controlled by or under Common Control with Registrant

Not applicable.

Item 29: Number of Holders of Securities

Set forth below is the number of record holders as of August 15, 2019 of each class of securities of the Registrant.

Title of Class	Number of Record Holders
Common shares of beneficial interest, $0.00001 par value per share	120
Preferred Shares	1

Item 30: Indemnification

Reference is made to Article VIII, Sections 1 through 4, of the Registrant’s Agreement and Declaration of Trust, which is incorporated by reference herein.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust’s Agreement and Declaration of Trust, its Bylaws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31: Business and Other Connections of Investment Adviser

Pacific Investment Management Company LLC (“PIMCO”) is an investment adviser registered under the Advisers Act. The list required by this Item 31 of officers and directors of PIMCO, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Form ADV filed by PIMCO pursuant to the Advisers Act (SEC File No. 801-48187).

Item 32: Location of Accounts and Records

The account books and other documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules thereunder will be maintained at the offices of Pacific Investment Management Company LLC, 1633 Broadway, New York, NY 10019, registrant’s transfer agent, DST Systems, Inc. 430 W. 7th Street, Suite 219993, Kansas City, MO 64105, or the Registrant’s custodian, State Street Bank and Trust Company, 801 Pennsylvania Avenue, Kansas City, Missouri 64105.

Item 33: Management Services

Not applicable.

Item 34: Undertakings

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	(a) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (i) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (ii) to reflect in the Prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.	Not applicable.

6.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

NOTICE

A copy of the Agreement and Declaration of Trust of PIMCO Flexible Municipal Income Fund (the “Fund”), together with all amendments thereto, is on file with the Secretary of the Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of The Fund by any officer or Trustee of the Fund as an officer or Trustee and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees of the Fund or shareholders of the Fund individually, but are binding only upon the assets and property of the Fund.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 6 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington in the District of Columbia on the 28th day of August, 2019.

PIMCO FLEXIBLE MUNICIPAL INCOME FUND

By:	Eric D. Johnson*
Name:	Eric D. Johnson
Title:	President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Name	Capacity	Date

Eric D. Johnson*	Trustee and President	August 28, 2019
Eric D. Johnson	(Principal Executive Officer)

Bradley A. Todd*	Treasurer	August 28, 2019
Bradley A. Todd	(Principal Financial & Accounting Officer)

Sarah E. Cogan*	Trustee	August 28, 2019
Sarah E. Cogan

Deborah A. DeCotis*	Trustee	August 28, 2019
Deborah A. DeCotis

David N. Fisher*	Trustee	August 28, 2019
David N. Fisher

Bradford K. Gallagher*	Trustee	August 28, 2019
Bradford K. Gallagher

James A. Jacobson*	Trustee	August 28, 2019
James A. Jacobson

Hans W. Kertess*	Trustee	August 28, 2019
Hans W. Kertess

John C. Maney*	Trustee	August 28, 2019
John C. Maney

William B. Ogden, IV*	Trustee	August 28, 2019
William B. Ogden, IV

Alan Rappaport*	Trustee	August 28, 2019
Alan Rappaport

*By:	/s/ Adam T. Teufel
Adam T. Teufel as attorney-in-fact

*

Pursuant to powers of attorney filed as exhibits to the Fund’s Post-Effective Amendment No. 4 to the Fund’s Registration Statement on Form N-2, Registration Nos. 333-221829 and 811-23314 (June 28, 2019).

INDEX OF EXHIBITS

Exhibit	Exhibit Name
k.3	Second Amended and Restated Expense Limitation Agreement between Registrant and PIMCO dated September 25, 2018